16004192

UNITED STATES
SECURITIES AND EXCHANGE C[OMMISSION]
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JUL 27 2016
Washington, DC 20549

No Act
PE 7/15/16

July 27, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 7-27-16

Robert A. Freedman
Fenwick & West LLP
rfreedman@fenwick.com

Re: BioPharmX Corporation
Incoming letter dated July 15, 2016

Dear Mr. Freedman:

This is in response to your letter dated July 15, 2016 concerning the shareholder proposal submitted to BPMX by KIP Overseas Platform Expansion Fund and Korea Investment Partners, Co. Ltd. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ping Wang
KIP Overseas Platform Expansion Fund
10F ASEM Tower
517 Yeongdong-Daero, Gangnam-Gu
Seoul, Korea 135-798

July 27, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BioPharmX Corporation
Incoming letter dated July 15, 2016

The proposal relates to a director nomination.

There appears to be some basis for your view that BPMX may exclude the proposal under rule 14a-8(e)(2) because BPMX did not receive it a reasonable time before beginning to print and mail its proxy materials. Accordingly, we will not recommend enforcement action to the Commission if BPMX omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that BPMX did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

July 15, 2016

United States Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
100 F Street, N.E. Washington, D.C. 20549

Re: BioPharmX Corporation
Stockholder Proposal of KIP Overseas Platform Expansion Fund and Korea Investment Partners, Co. Ltd Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, BioPharmX Corporation, a Delaware corporation ("BPMX"), which respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") take a no-action position due to, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BPMX omitting the enclosed shareholder proposal and supporting statement (the "KIP Materials") submitted by KIP Overseas Platform Expansion Fund and Korea Investment Partners, Co. Ltd (collectively, "KIP" or "Proponent") on behalf of Ping Wang from BPMX's proxy materials for its 2016 Annual Meeting of Stockholders, held on July 5, 2016 (the "2016 Proxy Materials"). The KIP Materials proposed to nominate Ping Wang for election to BPMX's board of directors at BPMX's 2016 Annual Meeting (the "Proposal").

Because KIP submitted its shareholder proposal well past the deadline mandated by the proxy rules, and well past the date that BPMX mailed and filed its 2016 Proxy Materials, and also because of the other defects in KIP's letter, BPMX is submitting this no-action request.

Pursuant to Staff Legal Bulletin No. 14D, we have filed this letter and its exhibits via electronic submission with the Commission. In accordance with Rule 14a-8(j) under the Exchange Act, a copy of this letter and its exhibits are being sent via mail and email to the Proponent to notify the Proponent of BPMX's reasons for omitting the Proposal from its 2016 Proxy Materials and its refusal to consider the attempted nomination for election to the Board of Directors at its 2016 Annual Meeting of Stockholders. A copy of the KIP Materials is attached to this letter as <u>Exhibit A.</u>

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to Anja Krammer, President of BPMX, on behalf of BPMX, pursuant to Rule 14a-8(k).

BioPharmX Corporation Requests Additional Time Regarding the Rule 14a-8(j)(1) Requirement

Rule 14a-8(j)(1) states that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide the proponent with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

KIP submitted the KIP Materials to BPMX by an email dated July 3, 2016, thirty-three days after BPMX filed the 2016 Proxy Materials and two calendar days before the 2016 Annual Meeting of Stockholders. Because of the failure of the Proponent to timely notify BPMX of its Proposal, BPMX is not able to comply with this 80 day requirement and requests the Staff permit BPMX to make this submission after it has filed and made available its definitive proxy statement.

Basis for Exclusion of the Proposal

As discussed more fully below, we respectfully request that the Staff concur with our view that the Proposal may be properly excluded from BPMX's 2016 Proxy Materials pursuant to Rule 14a-8.

Rule 14a-8(e) provides the deadline for submitting a shareholder proposal. If a company did not hold an annual meeting the previous year, the proposal must be received at a company's principal executive offices a reasonable time before the company begins to print and send its proxy materials.

On May 31, 2016, the Company filed its 2016 Proxy Materials with the Commission. The KIP Materials were sent via email on July 3, 2016, thirty-three days after the 2016 Proxy Materials were filed with the Commission. Therefore, the Proposal could not have met the deadline imposed by Rule 14a-8(e). This defect is incapable of being cured and is the reason why BPMX is unable to comply with Rule 14a-8(j)(1).

CONCLUSION

For the reasons stated above and in accordance with Rule §240.14a-8 of the Exchange Act, we respectfully request confirmation that the Staff will not recommend any enforcement action due to BPMX excluding the Proposal from its 2016 Proxy Materials. If the Staff disagrees with BPMX's decision, we request the opportunity to confer with the Staff prior to the final determination of the

Staff's positions. If you have any questions or desire additional information, please call or email the undersigned at 650-335-7292 or rfreedman@fenwick.com, or Anja Krammer of BPMX at (650) 889-5020 or akrammer@biopharmx.com.

Respectfully Submitted,

Robert A. Freedman
For FENWICK & WEST LLP

Enclosures

cc: Anja Krammer, President, BioPharmX Corporation
Ping Wang, Director, KIP Overseas Platform Expansion Fund, Korea Investment Partners, Co. Ltd

EXHIBIT A

KIP Overseas Platform
Expansion Fund,
10F ASEM tower, 517
Yeongdong-daero Gangnam-gu,
Seoul, 135-798 Republic of
Korea

To: 2016 Annual Meeting of Stockholders
CC: Michael Hubbard
BIOPHARMX CORPORATION
1098 Hamilton Court
Menlo Park, California 94025 United Stares

Shareholder proposal from Korea Investment Partners-
Right to nominate Wang Ping as the nominee of the board of director

KIP Overseas Platform Expansion Fund is the owner of 840,595 shares of Biopharmx common stock and proposes the following resolution:

Resolved: Pursuant to Rule 14a-8 under the Exchange Act, a proponent who has held at least $2,000 worth of the company's stock (or 1% of the shares eligible to vote, whichever figure is smaller)continuously for at least one year before the date the proposal is submitted to the company. KIP has hold totally 840,595 shares which is over 1% of the shares eligible to vote since October 2014. KIP will still hold the securities through the date of the annual meeting. Thus, we hereby request to nominate Wang Ping as the nominee to board of director.

SUPPORTING STATEMENT:

The goal of the Nominating and Corporate Governance Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors.

Mr. Wang has been a Principal, Director and Partner of Korea Investment Partners, a venture capital investment firm, since May 2010. Mr. Wang earned a BS degree in computer science at the University of Texas, Austin, and graduated from the MIT Sloan-Tsinghua joint program with an international MBA degree and received a fellowship from the Haas School of Business from the University of California-Berkeley. We believe that Mr. Wang should serve on the Board of Directors due to his experience analyzing corporate performance as a venture capitalist and managing his firm's investments in private companies and knowledge of healthcare and pharmaceutical industries, important skills related to corporate finance, oversight of management and strategic positioning. To this end, we believe the Nominating and Corporate Governance Committee will value members who represent diverse viewpoints and approve this proposal to be vote on this year annual meeting.

Thank you,

KIP Overseas Platform Expansion Fund
Korea Investment Partners, Co. Ltd

Director: Ping Wang